Q3 FY2022 INVESTOR PRESENTATION

2 This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our addressable market, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the conflict between Russia and Ukraine or if general economic conditions in Europe, the United States or the global economy worsen; our ability to manage our rapid growth or achieve anticipated growth; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; our ability to adapt to technological change and innovate solutions for our clients; our ability to collect on billed and unbilled receivables from clients; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; our ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2021, as updated in Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on March 30, 2022. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation.   This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.   By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business.   This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures. Disclaimer

REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 3

We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of their businesses.   By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies, Intelligent Experiences, and World Class Engineering to help our clients become more engaging, responsive, and efficient. REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 4

5 1 Opportunity & Approach Q3 FY2022

6 WE ARE A LEADING NEXT-GEN TECHNOLOGY SERVICES PROVIDER AND HELP ACCELERATE DISRUPTION BY DELIVERING RAPID EVOLUTION TO ENTERPRISES. OUR PEOPLE SYNTHESIZE CREATIVITY, TECHNOLOGY, AND DELIVERY AT SCALE IN MULTI-DISCIPLINARY TEAMS, ENABLING US TO SUPPORT OUR CLIENTS FROM IDEATION TO PRODUCTION. FROM PROOF OF CONCEPT, TO PROTOTYPE, TO PRODUCTION, WE USE OUR ENGINEERING EXPERTISE TO DELIVER ENTERPRISE PRODUCTS AND PLATFORMS CAPABLE OF HANDLING MILLIONS OF TRANSACTIONS PER DAY. IN THIS NEW REALITY, WE’LL BUILD THE EXPERIENCES, TECHNICAL SCAFFOLDING, AND INFRASTRUCTURE DESIGNED TO ENABLE AN ENTIRELY NEW SET OF INTERACTIONS BETWEEN PEOPLE AND TECHNOLOGY. We enable change AS A RESULT OF THE RAPID SOCIAL CHANGES THE WORLD HAS BEEN FORCED TO ADAPT OVER THE LAST TWO YEARS, BUSINESSES HAVE HAD TO SWIFTLY EVOLVE TO ENSURE THEY COULD CONTINUE TO OPERATE, WHILE MEETING A VERY DIFFERENT SET OF CUSTOMER EXPECTATIONS. IN THIS NEW REALITY, AN ORGANISATION’S ABILITY TO OPERATE PRIMARILY IN A DIGITAL LANDSCAPE MAY DICTATE ITS ABILITY TO BOTH SURVIVE AND SUCCEED. WE BELIEVE, MOVING FORWARD, TRUE DIGITAL TRANSFORMATION AND THE ESTABLISHMENT OF A FLEXIBLE BUSINESS MODEL WILL BECOME MISSION CRITICAL FOR BUSINESSES. The new reality

LARGE AND FAST GROWING MARKET OPPORTUNITY DELIVER RAPID EVOLUTION BY COMBINING NEXT-GEN TECHNOLOGIES WITH DEEP INDUSTRY EXPERTISE STRONG GROWTH AND FINANCIAL PERFORMANCE IDEATION TO PRODUCTION CAPABILITIES, DISTRIBUTED AGILE AT SCALE, DOMAIN EXPERTISE AND NEAR-SHORE DELIVERY FOUNDER-LED, EXPERIENCED MANAGEMENT TEAM WITH STRONG CULTURE 7

8 TRADITIONAL IT SERVICES BUS. & TECH CONSULTANTS ENGINEERING ENTERPRISE AGILE AUTOMATION NEXT-GEN TECH STRATEGY   USER EXPERIENCE DIGITAL   AGENCIES

We serve a  large addressable market. * IDC’s Future Scape: Worldwide Digital Transformation 2021 Predictions 2020 $6.8T 2023 15.5% CAGR FOR DIGITAL   TRANSFORMATION   INVESTMENTS 9

10 ENDAVANS BY GEOGRAPHY FY19 FY20 FY21 Q3FY21 Q3FY22 Western Europe 254 448 493 470 594 Central Europe - EU Countries 3,062 3,368 4,469 4,184 5,549 3,316 3,816 4,962 4,654 6,143 Central Europe - Non-EU Countries 1,583 1,810 2,361 2,282 2,719 Latin America 780 895 1,244 1,082 1,786 North America 75 103 311 105 347 APAC 5 4 6 5,754 6,624 8,883 8,127 11,001 Our people are at the heart of who we are and drive our success as   a business. We enable Endavans to be the best they can be, through our positive working experience ensuring everyone feels respected, included, and connected to our culture. 11,001 GLOBAL EMPLOYEES AS OF MAR 31, 2022 35.4% EMPLOYEE GROWTH Q3FY22 VS Q3FY21 36% WOMEN IN TOTAL STAFF AS OF MAR 31, 2022 16%3% 25% 56% EUROPEAN UNION EUROPE NON-EU NORTH AMERICA LATIN AMERICA APAC Q3FY22 ENDAVANS BY REGION 0.1%

11 CLOSE TO CLIENT Australia Austria Canada Denmark Germany Ireland Netherlands Singapore   Switzerland United Kingdom United States NEARSHORE DELIVERY European Union:   Bulgaria, Croatia, Poland, Romania and Slovenia   Central European:   Bosnia & Herzegovina, Moldova, North Macedonia and Serbia   Latin America:  Argentina, Colombia, Mexico, Uruguay and Venezuela   55 cities  25 countries

HISTORY OF ENDAVA 11,001 FOUNDED IN COMPUDAVA ALPHEUS NICKELFISH PS TECH ISDC EXPAND   TO CE VELOCITY PARTNERSCONCISE UK IT CONSULTANCY 60 240 1,000 2000 2022 EXPAND   TO USA EXPAND   TO LATAM IPO NYSE JULY 2018 MOLDOVA   NEARSHORE   DELIVERY GERMANY   CONSULTING BUSINESS USA   DIGITAL, UX   & STRATEGY   FIRM USA & LATAM   NA SALES & LATAM DELIVERY SERBIA   AGILE DELIVERY NETHERLANDS   & CE   AGILE DELIVERY 2,000 BAIN PARTNERSHIP ANNOUNCED HEADCOUNT Q3 FY22 INTUITUS UK   IT CONSULTANCY PRIVATE EQUITY EXOZET GERMANY DIGITAL AGENCY 12 COMTRADE DIGITAL SERVICES ADRIATIC REGION   SOFTWARE ENGINEERING SERVICES FIVE USA, CROATIA DIGITAL AGENCY LEVVEL USA TECH STRATEGY CONSULTING & ENGINEERING 5,000

13 WE CREATE VALUE THROUGH THE DELIVERY OF

14 BUSINESS ANALYSIS DATA & ANALYTICS   DIGITAL PRODUCT STRATEGY PE DIGITAL & IT ADVISORY PROGRAMME MANAGEMENT TECHNOLOGY STRATEGY AUTOMATED TESTING. CLOUD NATIVE SOFTWARE ENG. CONTINUOUS DELIVERY . DISTRIBUTED AGILE DELIVERY INTELLIGENT AUTOMATION SECURE DEVELOPMENT AGILE APPLICATIONS MGMT CLOUD INFRASTRUCTURE   DEVSECOPS   SERVICE DELIVERY SMART DESK   TELEMETRY & MONITORING ARCHITECTURE EXTENDED REALITY MACHINE LEARNING & AI   PRODUCT DESIGN USER EXPERIENCE DESIGN VISUAL DESIGN

15 TODAY TIME TECHNOLOGY DISRUPTION WAVES & CONVERGENCE MOBILITY PAYMENTS RETAIL / CPG CAPITAL MARKETS HEALTHTECH INSURANCE

RO I O PP OR TU NI TY 2016 2017 2018 2019 2020 2021 16 DOMAIN EXPERTISE: PAYMENTS PROTOTYPING PAYMENTS PLATFORMS ROBOTIC   AUTOMATION REAL OMNI-CHANNEL CUSTOMER CENTRIC UX FINANCIAL INCLUSION CHATBOTS MICRO MERCHANTS & NANO PAYMENTS SCHEMELESS BIOMETRIC IN APP P2P BLOCKCHAIN CRYPTOCURRENCY PSD2 OPEN APIs MESSAGE   APPS FRICTIONLESS PAYMENTS SMART POS SYSTEMS AR 2022 OPEN BANKING EMBEDDED   FINANCE CLOSED LOOP PAYMENT ECOSYSTEM VERTICALLY-INTEGRATED PAYMENTS REAL TIME   PAYMENTS PAAS CRYPTO   WALLETS CROSS BORDER PAYMENTS BNPL

17 AS WE STRIVE TO BE THE ASPIRATIONAL BRAND FOR IT PROFESSIONALS IN THE REGIONS IN WHICH WE OPERATE, WE ATTRACT HIGH QUALITY TALENT. TO SUPPORT THIS GROWTH, WE NEED LEADERSHIP AND HAVE DEVELOPED THE ‘PASS IT ON’ INITIATIVE WHICH DRIVES LOYALTY AND LOWERS ATTRITION. WE USE TUCK-IN ACQUISITIONS TO ACCELERATE OUR GROWTH STRATEGY - TO EITHER ESTABLISH OURSELVES IN A NEW GEO OR TO ESTABLISH A NEW AREA OF EXPERTISE AND MARKET GROWTH. BRAND CULTURE M&A Scalability

18 ENDAVA’S FIVE KEY SUSTAINABILITY FOCUS AREAS

19 KEY SUSTAINABILITY COMMITMENTS OUR PEOPLE SOCIAL IMPACT OPERATING RESPONSIBILITY INNOVATION & DATA INTEGRITY ENVIRONMENTAL IMPACT We enable our people to be the best they can be by fostering an inclusive culture, providing career and progression opportunities, and supporting their wellbeing. We follow sound environmental practices to lower our energy footprint, reduce waste, choose greener infrastructures and equipment, and promote environmentally friendly ways of working. We help our clients to accelerate industry transformation by reimagining the relationship between people and technology, while safeguarding our clients’ privacy and protecting the assets entrusted to us according to industry standards. We contribute to the societies we are part of, and more broadly the Technology & Services industry, through community and fundraising activities in the areas of Education, Health and the Environment. We apply the highest standards of business conduct and ethics to work situations and strive to make the right decisions that benefit our people, inventors, customers, suppliers and society.

20 2 Financials Q3 FY2022

21 MASTER SERVICE AGREEMENTS WITH CLIENTS PRIMARILY T&M BASED PRICING LONG-TERM CLIENT RELATIONSHIPS STRONG REVENUE GROWTH HEALTHY MARGINS LOW CAPEX REQUIREMENTS POSITIVE ADJUSTED FREE CASH FLOW Financial  Highlights

22 STRONG REVENUE GROWTH FY17 FY17 FY19 FY20 FY21 _ FY21 FY22 169.2 112.3 157.7 105.2 147.595.1446.3351.0287.9217.6159.4 CAGR 29.4% OVER LAST 5 YEARS, 88.5% OF REVENUE (ON AVERAGE) EACH FISCAL YEAR WAS GENERATED FROM CLIENTS IN THE PREVIOUS YEAR. FY17 JUNE 30 MAR 31 9M21 9M22FY18 FY19 +51.7% YOYRevenue (£m) FY20 FY21 Q1 Q2 474.4 312.6 Q3

19.2% 9M Q2 Q1 23 FY17 FY18 FY19 FY20 FY21 _ FY21 FY22 25.9 16.5 19.1 10.6 24.98.754.425.330.124.621.7 ROBUST PROFITABILITY FY17 FY18 FY19 FY20 FY21 _ FY21 FY22 34.2 23.9 33.0 20.6 34.818.292.168.651.933.525.2 15.8% 19.2% 23.6%MARGIN FY17 FY18 15.4%11.5% FY17 JUNE 30MAR 31 9M21 9M22FY18 FY19 FY19 18.0% MAR 31 9M21 9M22 14.7% * See page 29 for reconciliation of IFRS to Non-IFRS metrics CAGR 38% Adjusted Profit Before Tax (£m)*Profit Before Tax (£m) 13.6%MARGIN 11.3% 10.5% FY20 7.2% FY20 19.5% FY21 12.2% 20.6% FY21 18.5 JUNE 30 69.9 35.8 Q1 Q2 10.1% 12.1% 9.2% 16.9% 102.0 62.7 20 1 21.5 19.6% 20.9% 23.6% 9M Q2 Q1 Q1 Q2 Q3 Q314.7% 15.3% Q3 21.3% 20.2% Q3

MAR 31MAR 31 DEEP CLIENT RELATIONSHIPS FY17 FY19 FY21 Q3FY21 118818565634634 FY17 FY18 FY19 FY20 FY21 9M21 9M22 Q3FY21 Q3FY22 35%36%35%37%35%38%38%42%49% TOP TEN FY17 JUNE 30 FY17 JUNE 30 FY18 FY18Q3FY22FY19 FY19 24* Calculated on a 12 month rolling basis. Top Client Revenue % No. of Clients / Revenue > £1m* FY20 FY20 Q3FY21 Q3FY22Q3FY21FY21 FY219M21 9M22 MAR 31

MAR 31MAR 31 25 INCREASING NUMBER & SPEND OF CLIENTS FY17 FY19 FY21 Q3FY21 717567615416275258188 FY17 FY19 FY21 9M21 Q3FY22 303241686565697647699597504 0 4118 8235 12353 16470 FY17 FY19 FY21 9M21 Q3FY22 5,8404,05016,47011,53015,59013,38010,8709,0407,820 FY17 JUNE 30 FY18 FY19 FY20 Total No. of Clients Average Spend: TOP TEN CLIENTS (£000s) Average Spend: REMAINING CLIENTS (£000s) FY17 JUNE 30 FY18 FY19 Q3FY21 Q3FY22 MAR 31 FY20 FY17 JUNE 30 FY18 FY19 FY20FY21 FY21 Q3FY21 Q3FY22FY219M21 9M22 MAR 31 Q3FY21 Q3FY22 9M21 9M22 MAR 31

DIVERSE REVENUE BASE: GEOGRAPHY & INDUSTRY VERTICALS 24% 25% 51% PAYMENTS AND FINANCIAL SERVICES TECHNOLOGY, MEDIA & TELECOMMUNICATIONS OTHER REVENUE % BY VERTICAL Q3 FY22 FY17 FY18 FY19 FY20 FY21 _ Q3FY21 Q3FY22 3%3%30%30% 33% 29%31%29% 27% 21% 16% 21%25%24%24%28%34% 34% 43%43%42%44%45%45%50% UK EUROPE N.AMERICA RoW * FY17 JUNE 30 MAR 31 Q3FY21 Q3FY22FY18 FY19 26 * Other includes consumer products,   healthcare, mobility and retail verticals Revenue by Region 3% FY20 FY21 3% 3%3%

9M Q2 Q1 1.6% 2.4% LOW CAPEX & POSITIVE ADJUSTED FCF 0.00 20.75 41.50 62.25 83.00 FY17 FY18 FY19 FY20 FY21 _ FY21 FY22 16.1 10.2 31.2 18.7 16.521.282.731.529.828.711.2 FY17 FY19 FY21 FY21 2.7 1.4 3.8 1.7 3.50.65.99.77.35.46.5 FY17 9M21 9M22FY18 % OF REVENUE 7.0% 16.0% 13.4% FY17 JUNE 30 FY18 13.2%4.1% 1.2% 2.1%2.5% JUNE 30 MAR 31 FY19 2.5% FY19 10.4% 27* See page 29 for reconciliation of IFRS to Non-IFRS metrics Capital Expenditures (£m) Adjusted Free Cash Flow (£m)* FY20 2.8% FY20 9.0% MAR 31 9M21 9M22FY21 1.3% FY21 18.5% Q1 Q2 10.0 3.7 0.6% 2.3% 9M Q2 Q1 Q1 Q2 63.8 50.1 17.7% 19.8% 22.3% 11.2% % OF REVENUE Q3 1.2% 1.6% Q3 Q3 Q39.1% 9.5%

3 Appendix Q3 FY2022 28

29 IFRS TO NON-IFRS RECONCILIATION        5HFRQFLOLDWLRQRI5HYHQXH*URZWKDW&RQVWDQW&XUUHQF\WR5HYHQXH*URZWKDV5HSRUWHGXQGHU,)56 5HYHQXH*URZWKDV5HSRUWHGXQGHU,)56        )RUHLJQH[FKDQJHUDWHVLPSDFW          5HYHQXH*URZWKDW&RQVWDQW&XUUHQF\,QFOXGLQJ:RUOGSD\&DSWLYH        ,PSDFWRI:RUOGSD\&DSWLYH        3URIRUPD5HYHQXH*URZWK5DWHDW&RQVWDQW&XUUHQF\([FOXGLQJ:RUOGSD\&DSWLYH        5HFRQFLOLDWLRQRI$GMXVWHG3URILW%HIRUH7D[DQG$GMXVWHG3URILWIRUWKH3HULRG …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